Robert G. Zack
Senior Vice President & Assistant Secretary




                                                      June 11, 1998




The Board of Trustees
Oppenheimer Core Equity
Two World Trade Center
New York, New York  10048-0203

To the Board of Trustees:

     OppenheimerFunds, Inc. ("OFI") herewith purchases 10,000 Class A shares and 100 Class Y shares of Oppenheimer Core Equity Fund (the "Fund") at a net asset value per share of $10.00 for each such class, for an aggregate purchase price of $101,000.

     In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares. OFI will advance all organizational and start-up costs of the Fund. Such expenses will be amortized over a five-year period from the date operations commence. On the first day that total assets exceed $5 million, the Fund will reimburse OFI for all start-up expenses. In the event that all or part of OFI's initial investment in shares of the Fund is withdrawn during the amortization period, by any holder thereof, the redemption proceeds will be reduced by the proportionate amount of the unamortized organization costs represented by the ratio that the number of shares redeemed bears to the number of initial shares outstanding at the time of such redemption.

                                    Very truly yours,

                                    OppenheimerFunds, Inc.




                                             ---------------------------

                                    Robert G. Zack,
                                    Senior Vice President & Assistant Secretary